Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	Actual Year 10/08	Actual Year 10/07	Actual Year 10/06	Actual Year 10/05	Actual Year 10/04

Net (loss) income	$(1,124,590)	$(627,119)	$149,533	$471,847	$348,681
Add:
Federal and state income tax (benefit) provision	(43,458)	(19,847)	83,573	308,738	201,091
Interest expensed	176,336	141,754	111,944	89,721	75,042
Interest expensed mortgage and financing subsidiaries	3,601	6,009	7,767	5,801	2,765
Distributions of earnings of unconsolidated joint ventures, net of income/(loss) from unconsolidated joint ventures	44,061	32,221	(347)	(6,171)	(334)
Amortization of bond prepaid expenses	3,863	2,151	2,089	2,012	10,999
Amortization of bond discounts	821	1,084	1,039	715	571

Total (loss) earnings	$(939,366)	$(463,747)	$355,598	$872,663	$638,815

Fixed Charges:
Interest incurred	$190,801	$194,547	$166,427	$102,930	$87,674
Interest incurred mortgage and financing subsidiaries	3,601	6,009	7,767	5,801	2,765
Amortization of bond prepaid expenses	3,863	2,151	2,089	2,012	10,999
Amortization of bond discounts	821	1,084	1,039	715	571

Total fixed charges	$199,086	$203,791	$177,322	$111,458	$102,009

Ratio of earnings to fixed charges	(a )	(a )	2.0	7.8	6.3

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars In Thousands)	Actual Year 10/08		Actual Year 10/07		Actual Year 10/06	Actual Year 10/05	Actual Year 10/04

Total (loss) earnings—above	$(939,366)		$(463,747)		$355,598	$872,663	$638,815

Total fixed charges—above	$199,086		$203,791		$177,322	$111,458	$102,009
Preferred stock dividends (adjusted to pre-tax dollars)			11,012		16,641	4,563
Combined fixed charges and preferred stock dividends	$199,086		$214,803		$193,963	$116,021	$102,009
Ratio of earnings to combined fixed charges and preferred stock dividends	(b	)	(b	)	1.8	7.5	6.3

(a)
Earnings for the year ended October 31, 2008 and 2007 were insufficient to cover fixed charges for such period by $1,138.5 million and $667.5 million, respectively.

(b)
Earnings for the year ended October 31, 2008 and 2007 were insufficient to cover fixed charges and preferred stock dividends for such period by $1,138.5 million and $678.6 million, respectively.